# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KVH Industries, Inc., CIK 0001007587
CUSIP: 482738101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 75 Enterprise Center, Middletown, Rhode Island (RI), 02842
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001282197
Persons authorized to receive notices and communications: Matthew Kane, 2187 Atlantic Street, 9th Floor, Stamford, Connecticut (CT), 06902, (203) 552-0888

## Reporting persons
- BDCM CT, L.L.C. (CIK 0001282197): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,410,164; sole dispositive power 0; shared dispositive power 3,410,164; aggregate amount beneficially owned 3,410,164 (17.6% of the class)
- Black Diamond Holdings, LLLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Virgin Islands U.S. (VI); source of funds: other (OO); sole voting power 0; shared voting power 3,410,164; sole dispositive power 0; shared dispositive power 3,410,164; aggregate amount beneficially owned 3,410,164 (17.6% of the class)
- Deckoff Stephen H (CIK 0001486844): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,410,164; sole dispositive power 0; shared dispositive power 3,410,164; aggregate amount beneficially owned 3,410,164 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: KVH Industries, Inc.
Address of issuer's principal executive offices: 75 Enterprise Center, Middletown, Rhode Island (RI), 02842
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by the undersigned, pursuant to Section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 26, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 7, 2023 (collectively, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share (the "Shares"), of KVH Industries, Inc. (the "Company"), whose principal executive offices are located at 75 Enterprise Center, Middletown, RI 02842. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed by BDCM CT, L.L.C. ("BDCM CT" and formerly Black Diamond Capital Management, L.L.C.), Black Diamond Holdings, LLLP ("Black Diamond"), and Stephen H. Deckoff ("Mr. Deckoff"). BDCM CT, Black Diamond, and Mr. Deckoff are each referred to as a "Reporting Person" and collectively as the "Reporting Persons." The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, is attached as Exhibit D to this Schedule 13D.
Residence or business address: The principal business address of BDCM CT is 2187 Atlantic Street, 9th Floor, Stamford, CT 06902. The principal business address of Black Diamond and Mr. Deckoff is 5330 Yacht Haven Grande, Suite 100, Box 35, St. Thomas, U.S. Virgin Islands 00802.
Present principal occupation or employment: This Amendment No. 2 is being filed because, effective August 22, 2025, Black Diamond replaced BDCM CT as the primary registered investment adviser that exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to Black Diamond investment vehicles for whose accounts the Shares reported herein are held. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff (collectively, the "Continuing Reporting Persons") accordingly may be deemed to be the beneficial owners of all of the Shares reported herein. Upon filing of this Amendment No. 2, BDCM CT will no longer be a Reporting Person on this Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BDCM CT is a Delaware limited liability company. Black Diamond is a U.S. Virgin Islands limited liability limited partnership. Mr. Deckoff is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Continuing Reporting Persons may be deemed to beneficially own 3,410,164 Shares, or approximately 17.6% of the Shares outstanding. This figure is based upon information received from the Company on August 26, 2025, indicating that, as of August 26, 2025, there were 19,356,559 Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The Continuing Reporting Persons may be deemed to share the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the 3,410,164 Shares.
Transactions in the class effected during the past sixty days: On August 21, 2025, the Company issued 13,637 shares of restricted stock to Mr. Deckoff as consideration for his service on the Board. The restricted stock will vest in four installments on each of November 21, 2025, February 21, 2026, May 21, 2026, and August 21, 2026, provided Mr. Deckoff is still a member of the Board on each vesting date.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 2(a) of this Amendment No. 2 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Description

Exhibit D: Joint Filing Agreement, dated August 26, 2025

## Signatures
- BDCM CT, L.L.C.: /s/ Stephen H. Deckoff, Stephen H. Deckoff, Managing Principal (08/26/2025)
- Black Diamond Holdings, LLLP: /s/ Stephen H. Deckoff, Stephen H. Deckoff, Managing Principal (08/26/2025)
- Deckoff Stephen H: /s/ Stephen H. Deckoff, Stephen H. Deckoff, Managing Principal (08/26/2025)